UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

Genworth Financial, Inc. Retirement and Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2006.

Richmond, Virginia
June 21, 2019

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2018 and 2017

	2018	2017
Assets:
Cash	$14,248	$—
Investments:
Investments at fair value	603,291,259	630,130,131
Receivables:
Notes receivable from participants	8,469,425	7,991,534
Receivable for securities sold	15,981	—
Accrued dividends and interest	94,843	64,549
Participant contribution receivable	—	689,201
Employer contribution receivable	11,232,130	11,057,087

Total receivables	19,812,379	19,802,371

Total assets	623,117,886	649,932,502

Liabilities:
Accrued participant expenses	143,047	215,806

Total liabilities	143,047	215,806

Net assets available for plan benefits	$622,974,839	$649,716,696

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2018

Additions to (reductions from) net assets attributed to:
Investment income (loss):
Net depreciation in the fair value of investments	$(30,371,715)
Interest and dividends	2,805,230

Total investment loss, net	(27,566,485)

Interest income from notes receivable from participants	604,236

Contributions:
Participants	23,324,746
Employer	22,852,795
Rollovers	2,198,694

Total contributions	48,376,235

Benefits paid to participants	(48,155,843)

Net decrease in net assets available for plan benefits	(26,741,857)
Net assets available for plan benefits at:
Beginning of the year	649,716,696

End of the year	$622,974,839

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor. The Company’s Board of Directors has appointed the Fiduciary & Investments Committee to be responsible for the general administration of the Plan.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Alight Solutions, respectively.

(b)	Eligibility

Eligible full-time employees (those scheduled to perform at least 1,000 hours of service within a plan year) may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once they are scheduled to perform at least 1,000 hours of service within a plan year.

(c)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible pay on a pre-tax basis. Eligible pay generally includes salary, overtime, first year commissions and bonuses. The maximum allowable deferral under the Code was $18,500 per individual for 2018. The Company makes matching contributions equal to 100% of the first 4% of eligible pay deferred by an eligible participant and 50% of the next 2% of eligible pay deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 5% of a participant’s eligible pay.

The Company also makes annual supplemental contributions, based upon each participant’s eligible pay. The annual supplemental contributions are based on a combination of age and service and range from 1% to 6% of eligible pay. Beginning January 1, 2016, newly hired employees received annual supplemental contributions ranging from 1% to 3% of eligible pay. Starting January 1, 2017 for most employees, the annual supplemental contributions became a flat 3% of eligible pay. Certain participants eligible (as of December 31, 2015) for annual supplemental contributions in the range of 4% to 6% of eligible pay will generally continue to receive that contribution rate through December 31, 2020 before converting to a flat 3% of eligible pay effective January 1, 2021. Supplemental contributions are invested as directed by the Company (see note 4).

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. Eligible participants may decline participation in the Plan, change the contribution rate from 3% of eligible pay or modify the automatic rate escalation. These contributions are invested in the BlackRock LifePath Index Fund associated with a participant’s date of birth, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan by participants from other qualified plans.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the earnings or losses based on their individual fund elections. Each participant is entitled to the benefits that can be provided from his or her vested account.

(e)	Vesting

Participants hired after December 31, 2010 must attain two years of service to reach full vesting on Company matching contributions. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2018 and 2017 were $5,413 and $462,372, respectively, and forfeitures used to reduce employer contributions were $1,253,240 and $723,319 in 2018 and 2017, respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more of 18 investment options currently available under the Plan. The Fiduciary & Investments Committee determines the Plan’s investment offerings and generally monitors investment performance. Participants may change investment options for future contributions as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

On October 21, 2016, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Asia Pacific Global Capital Co., Ltd. (“Parent”), a limited liability company incorporated in the People’s Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the People’s Republic of China (together with its affiliates, “China Oceanwide”), and Asia Pacific Global Capital USA Corporation (“Merger Sub”), a Delaware corporation and a direct, wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC (“Asia Pacific Insurance”), which is a Delaware limited liability company and owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into Genworth Financial with Genworth Financial surviving the merger as a direct, wholly-owned subsidiary of Asia Pacific Insurance. China Oceanwide has agreed to acquire all of the Company’s outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash.

At a special meeting held on March 7, 2017, the Company’s stockholders voted on and approved a proposal to adopt the Merger Agreement. The closing of the transaction remains subject to other closing conditions and approvals.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

(g)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

(h)	Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution accounts) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. For the 2018 Plan year, participants were required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1/2 or older to obtain withdrawals of pre-tax and rollover accounts.

(i)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants ages 55 to 64, the guaranteed amount will be less than the amount that would be received at age 65 because payments are projected to be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of the Company is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year. Investment in the separately managed fund is valued based on the fair value of the underlying investments, which is based upon the closing price reported in the active market in which the individual securities are traded.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The ClearCourse SM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Plan sponsor, using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as net appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

(e)	Benefits

Benefit payments to participants are recorded when paid.

(f)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, including Trustee fees, record-keeping administrator fees, accountant’s and counsel’s expenses. Investment management fees and expenses attributable to an Investment Fund are offset against that Fund’s earnings in the affected Participant’s account. The Plan’s loan and qualified domestic relations order fees, are paid from participants’ accounts. Participants paid $ 28,750 and $ 32,650 in the aggregate in 2018 and 2017, respectively, for loan fees and qualified domestic relations order fees.

(3)	Investments, at Fair Value

(a)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in actively traded markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as actively traded equity securities and actively traded mutual fund investments. Financial instruments in this category include short-term investments, mutual funds, Genworth common stock, equity securities and the ClearCourse SM group variable annuity.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Level 2 is comprised of investments in common/collective trust funds that are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year.

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. The Plan had no Level 3 assets as of December 31, 2018 or 2017.

The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in valuation techniques used to measure fair value are monitored at least annually by the Plan to determine if a change results in a measurement that is equally or more representative of fair value. Changes in valuation techniques or their application are accounted for as changes in accounting estimates. Furthermore, changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of each level at the beginning fair value for the reporting period in which the changes occur. There were no transfers between levels during the years ended December 31, 2018 or 2017. See note 2(c) for additional information related to fair value measurements.

(b)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Short-term investments: Short-term investments are valued at quoted prices for the identical instrument.

Common stock: Common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds are valued at NAV and trade on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Common/collective trust funds: The funds are valued at NAV as determined by using estimated fair value of the underlying assets held in the funds. Standard models are used to estimate the fair value of the underlying assets using observable market inputs.

Separately managed fund: This fund is valued based on the fair value of the underlying investments. The underlying investments consist of interest-bearing cash and marketable securities and are valued based upon the closing price reported in the active market in which the individual securities are traded.

Group variable annuity: The ClearCourse SM group variable annuity is valued daily by GLAIC (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2018
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$414,401	$414,401	$—	$—
Mutual funds
Money market funds	11,778,800	11,778,800	—	—
Bond funds	20,008,435	20,008,435	—	—
Balanced funds	26,908,788	26,908,788	—	—
Growth funds	69,099,580	69,099,580	—	—
Value funds	18,450,191	18,450,191	—	—
Foreign blend funds	25,437,309	25,437,309	—	—
Common/collective trust funds
Stable value funds	24,433,846	—	24,433,846	—
Target maturity funds	315,419,979	—	315,419,979	—
Blend funds	42,040,051	—	42,040,051	—
Separately managed fund
Interest-bearing cash	842,799	842,799	—	—
Small-cap equity securities	16,509,374	16,509,374	—	—
Group variable annuity	19,582,093	19,582,093	—	—
Common stock of Genworth Financial, Inc.	12,365,613	12,365,613	—	—

	$603,291,259	$221,397,383	$381,893,876	$—

2017
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$243,778	$243,778	$—	$—
Mutual funds
Money market funds	10,963,404	10,963,404	—	—
Bond funds	20,873,361	20,873,361	—	—
Balanced funds	28,306,602	28,306,602	—	—
Growth funds	65,935,252	65,935,252	—	—
Value funds	21,732,534	21,732,534	—	—
Foreign blend funds	33,327,383	33,327,383	—	—
Common/collective trust funds
Stable value funds	21,108,618	—	21,108,618	—
Target maturity funds	332,411,034	—	332,411,034	—
Blend funds	44,035,148	—	44,035,148	—
Separately managed fund
Interest-bearing cash	68,038	68,038	—	—
Small-cap equity securities	21,375,898	21,375,898	—	—
Group variable annuity	21,964,011	21,964,011	—	—
Common stock of Genworth Financial, Inc.	7,785,070	7,785,070	—	—

	$630,130,131	$232,575,331	$397,554,800	$—

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

(4)	Nonparticipant-Directed Assets

Information about the net assets available for plan benefits and changes in net assets available for plan benefits relating to the nonparticipant-directed investment was as follows:

	As of December 31,
	2018	2017
Net assets available for plan benefits:
Common/collective trust funds	$150,529,554	$161,869,224
Employer supplemental contributions receivable	11,150,248	10,658,098

Total	$161,679,802	$172,527,322

Year ended December 31, 2018
Changes in net assets available for plan benefits:
Net depreciation in fair value of common/collective trust funds	$(8,754,433)
Employer contributions	11,150,248
Benefits paid to participants	(13,243,335)

Net decrease	$(10,847,520)

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to participants is the ClearCourse SM group variable annuity provided under the Plan. Each contribution into ClearCourse SM provides a guaranteed amount of retirement income to the participant. GLAIC offers the guaranteed amount of retirement income provided by this ClearCourse SM group variable annuity product. Fees paid by the Plan to GLAIC for the Plan years ended December 31, 2018 and 2017 were approximately $203,000 and $210,000, respectively.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 2,653,565 and 2,503,238 shares of common stock of the Company as of December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the shares had a cost basis of $12,904,201 and $12,494,839, respectively, and a fair value of $12,365,613 and $7,785,070, respectively. During the year ended December 31, 2018, 291,812 shares of common stock of the Company were purchased at a total cost of $1,104,887, and 130,694 shares were sold at a total cost of $642,361.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan and, therefore, is a party-in-interest. Participant loans are considered exempt party-in-interest transactions.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 13, 2018 that the Plan and related trust are designed in accordance with applicable sections of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2015.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

As of December 31, 2018
Net assets available for plan benefits:	$622,974,839
Deemed Loan activity	(98,204)

Net assets available for plan benefits per Form 5500	$622,876,635

Year Ended December 31, 2018
Net decrease in net assets available for plan benefits:	$(26,741,857)
Changes in Deemed Loan activity	(98,204)

Net income (loss) per Form 5500	$(26,840,061)

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

(10)	Subsequent Events

Effective January 1, 2019, the plan added a Roth 401(k) feature. This allows participants to make contributions in lieu of all, or a portion of, the pre-tax contributions they are otherwise eligible to make. These Roth contributions are after-tax contributions, into a Roth contribution account, as defined in Internal Revenue Code Section 402a. The Roth 401(k) feature utilizes after-tax contributions to provide tax-free retirement plan distributions.

Effective in June 2019, the Plan will replace the Small Cap Value Fund in the employee directed portion of the Plan. All amounts invested in the Cambiar Small Cap Value Fund will be replaced by the Russell 2000 Value Index Fund F.

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	Interest-bearing cash	$414,401	$414,401
Mutual funds:
Capital Research and Management Company	1,080,240 shares of American Balanced Fund	25,210,513	26,908,788
BlackRock Fund Advisors	11,778,800 shares of BlackRock Money Market Fund	11,778,800	11,778,800
BlackRock Fund Advisors	653,164 shares of BlackRock Russell 2000 Growth Fund	12,789,297	13,609,643
Dodge & Cox	1,508,932 shares of Dodge & Cox Income Fund	20,351,359	20,008,435
Harding Loevner	2,386,239 shares of Harding Loevner International Fund	27,858,312	25,437,309
Invesco Advisors, Inc.	899,570 shares of Invesco Growth & Income Fund	21,398,611	18,450,191
T. Rowe Price Associates, Inc.	1,554,340 shares of T. Rowe Price Inst. Large Cap Growth Fund	45,187,959	55,489,936

	Total mutual funds	164,574,851	171,683,102

Common/collective trust funds:
BlackRock Institutional Trust Company NA	2,037,634 units of BlackRock Equity Index	32,538,416	42,040,051
BlackRock Institutional Trust Company NA	1,150,095 units of BlackRock LifePath Index Retirement Fund	18,884,149	21,704,248
BlackRock Institutional Trust Company NA	2,126,551 units of BlackRock LifePath Index 2020 Fund	34,960,280	40,930,781
BlackRock Institutional Trust Company NA	2,558,732 units of BlackRock LifePath Index 2030 Fund	44,005,809	51,527,996
BlackRock Institutional Trust Company NA	1,558,894 units of BlackRock LifePath Index 2040 Fund	27,284,493	32,281,578
BlackRock Institutional Trust Company NA	1,152,620 units of BlackRock LifePath Index 2050 Fund	16,415,157	18,094,400
BlackRock Institutional Trust Company NA	29,610 units of BlackRock LifePath Index 2060 Fund	388,556	351,423
BlackRock Institutional Trust Company NA	277,041 units of BlackRock LifePath Index Retirement Fund*	4,383,744	5,228,243
BlackRock Institutional Trust Company NA	2,325,092 units of BlackRock LifePath Index 2020 Fund*	36,852,051	44,752,214
BlackRock Institutional Trust Company NA	3,394,098 units of BlackRock LifePath Index 2030 Fund*	54,813,241	68,350,691
BlackRock Institutional Trust Company NA	1,301,426 units of BlackRock LifePath Index 2040 Fund*	21,504,301	26,949,922
BlackRock Institutional Trust Company NA	334,278 units of BlackRock LifePath Index 2050 Fund*	4,477,375	5,247,659
BlackRock Institutional Trust Company NA	69 units of BlackRock LifePath Index 2060 Fund*	891	825
T. Rowe Price Associates, Inc.	24,433,846 units of T. Rowe Price Stable Value Common Trust Fund	24,433,846	24,433,846

	Total common/collective trust funds	320,942,309	381,893,877
Separately managed fund:
Cambiar Investors LLC	See following Sub-schedule for detailed listing of underlying investments	18,966,415	17,352,173
Group variable annuity:
**Genworth Life and Annuity Insurance Company	1,163,679 units of ClearCourse SM Group Variable Annuity	11,201,423	19,582,093
Common stock:
**Genworth Financial, Inc.	2,653,565 shares of Genworth Financial, Inc. common stock	12,904,201	12,365,613
**Notes receivable from participants	1,415 loans to participants with interest rate of 5.25% to 7.25% and maturity dates through January 2024	8,469,425	8,469,425

		$537,473,025	$611,760,684

*	Non-participant directed.
**	Party-in-interest as defined by ERISA.

See Accompanying Report of Independent Registered Public Accounting Firm

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i – Sub-Schedule of Separately Managed Fund:

Cambiar Investors LLC

December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current Value
The Bank of New York Mellon	Interest-bearing cash	$842,799	$842,799
Aircastle LTD	20,770 shares of Aircastle LTD	380,807	358,075
Alamo Group Inc	4,780 shares of Alamo Group Inc	440,287	369,590
American Homes 4 Rent	18,530 shares of American Homes 4 Rent	366,051	367,821
Axis Capital Holdings	8,270 shares of Axis Capital Holdings Ltd	417,341	427,063
BMC Stock Holdings Inc	21,310 shares of BMC Stock Holdings Inc	368,174	329,879
Bruker Corp	12,460 shares of Bruker Corp	307,297	370,934
Cambrex Corp	7,730 shares of Cambrex Corp	409,855	291,885
Carter’s Inc	4,330 shares of Carter’s Inc	419,023	353,415
Chemical Financial Corp	9,020 shares of Chemical Financial Corp	414,286	330,222
Commvault Systems Inc	6,310 shares of Commvault Systems Inc	338,256	372,858
Conduent Inc	26,470 shares of Conduent Inc	402,622	281,376
Enersys	5,390 shares of Enersys	339,192	418,318
First Midwest Bancorp Inc/IL	17,010 shares of First Midwest Bancorp Inc/IL	419,280	336,968
Forward Air Corp	5,970 shares of Forward Air Corp	320,271	327,455
HMS Holdings Corp	10,750 shares of HMS Holdings Corp	195,348	302,398
Hain Celestial Group Inc	16,800 shares of Hain Celestial Group Inc	416,642	266,448
Herman Miller Inc	13,050 shares of Herman Miller Inc	426,120	394,763
Hilltop Holdings Inc	19,620 shares of Hilltop Holdings Inc	416,699	349,825
Hope Bancorp Inc	26,970 shares of Hope Bancorp Inc	425,495	319,864
Hub Group Inc	9,460 shares of Hub Group Inc	341,409	350,682
Idacorp Inc	4,130 shares of Idacorp Inc	367,757	384,338
Imperva Inc	7,050 shares of Imperva Inc	337,405	392,615
Interface Inc	23,970 shares of Interface Inc	421,303	341,573
LegacyTexas Financial Group Inc	10,420 shares of LegacyTexas Financial Group Inc	384,495	334,378
Magellan Health Inc	4,600 shares of Magellan Health Inc	444,757	261,694
Manpowergroup Inc	5,100 shares of Manpowergroup Inc	440,954	330,480
Marcus & Millichap Inc	11,160 shares of Marcus & Millichap Inc	348,365	383,123
Molina Healthcare Inc	2,950 shares of Molina Healthcare Inc	170,544	342,849
Natus Medical Inc	13,590 shares of Natus Medical Inc	514,486	462,468
Novocure Ltd	6,240 shares of Novocure Ltd	199,017	208,915
Orion Engineered Carbons SA	15,570 shares of Orion Engineered Carbons SA	348,937	393,610
PNM Resources Inc	8,350 shares of PNM Resources Inc	288,679	343,102
Penske Automotive Group Inc	9,790 shares of Penske Automotive Group Inc	437,667	394,733
Phibro Animal Health Corp	5,430 shares of Phibro Animal Health Corp	171,068	174,629

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i – Sub-Schedule of Separately Managed Fund:

Cambiar Investors LLC

December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current Value
Rambus Inc	42,980 shares of Rambus Inc	502,230	329,657
Renaissancere Holdings Ltd	1,990 shares of Renaissancere Holdings Ltd	269,382	266,063
Ritchie Bros Auctioneers Inc	11,680 shares of Ritchie Bros Auctioneers Inc	328,523	382,170
Schweitzer-Mauduit International	10,970 shares of Schweitzer-Mauduit International	403,663	274,799
Science Applications International	5,470 shares of Science Applications International	397,758	348,439
Scotts Miracle-Gro Co	5,690 shares of Scotts Miracle-Gro Co	433,471	349,707
TCF Financial Corp	18,385 shares of TCF Financial Corp	304,613	358,324
Umpqua Holdings Corp	20,850 shares of Umpqua Holdings Corp	384,375	331,515
United Community Banks Inc/GA	15,700 shares of United Community Banks Inc/GA	430,470	336,922
United Bankshares Inc	11,950 shares of United Bankshares Inc	439,955	371,765
Valmont Industries Inc	3,400 shares of Valmont Industries Inc	465,228	377,230
Valvoline Inc	20,620 shares of Valvoline Inc	464,528	398,997
Viasat Inc	5,370 shares of Viasat Inc	405,886	316,562
Yelp Inc	11,400 shares of Yelp Inc	453,645	398,888

	Total Investments	$18,966,415	$17,352,173

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 21, 2019	By:	/s/ Matthew D. Farney
Matthew D. Farney
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.